Contact

www.linkedin.com/in/gopal-das-10b9865 (LinkedIn)

Top Skills

Capital Markets
Fixed Income
Bloomberg

Gopal Das

Managing Director at Das & Co.
New York City Metropolitan Area

Summary

Gopal joined his family office, Das & Co., in 2015 as Managing Director, focused on a variety of private market opportunities.

In Das & Co.'s portfolio, Gopal is the Founder, Chairman, and CEO of Apex Resources Ltd., Co-Founder and Member of the Board of Directors of Safehouse Technologies, the Chairman and Managing Director of KHMDL, Member of the Board of Directors of April Labs, and a Senior Advisor to the Chairman of the Board at Orthogonal Thinker. He has also led numerous investments in Das & Co.'s venture portfolio including Relativity Space, Inversion Space, and SpaceX.

Gopal received his A.B. in Economics from Brown University and his MSc in Global Management from The London School of Economics and Political Science. In 2009, Gopal directed and produced the award winning documentary "Ayurveda: Otherwise No Yoga."

Experience

Das & Co.
Managing Director
September 2015 - Present (6 years 8 months)
New York, New York

Karnataka Hybrid Micro Devices (KHMDL)
Chairman & Managing Director
September 2015 - Present (6 years 8 months)
Bangalore Area, India

Apex Resources Limited
Founder, Chairman & Chief Executive Officer
April 2014 - Present (8 years 1 month)
Tanzania

SafeHouse Technologies
Board Member
July 2016 - Present (5 years 10 months)

April Labs
Board Member
April 2020 - Present (2 years 1 month)

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Education

The London School of Economics and Political Science (LSE)
Master of Science - MS, Global Management · (2015 - 2017)

Brown University
A.B. · (2009 - 2013)

Horace Mann
High School Diploma · (2005 - 2009)